111 W. Washington Street, Suite 2100

Chicago, Illinois 60202

August 20, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Krikorian,
Accounting Branch Chief

Re:	Comment Letter dated July 30, 2015
Grubhub, Inc.
Form 10-K for the fiscal year ended December 31, 2014 Filed March 5, 2015
File No. 001-36389

Ladies and Gentlemen:

GrubHub Inc., a Delaware corporation (the “Company”), submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 30, 2015, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-36389) (“2014 Form 10-K”). For reference purposes, the Staff’s comments are reproduced below in bold with the Company’s responses immediately following.

Confidential Treatment Request

Because of the commercially sensitive nature of the information contained in selected portions of the Company’s responses to the Staff’s comments, this submission is accompanied by a request for confidential treatment pursuant to Rule 83, under the Freedom of Information Act (“FOIA”), 17 C.F.R. § 200.83. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

Form 10-K for the fiscal year ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations

Operations Review, page 32

1.	Comment: We note that you disclose that you offer delivery services to a small percentage of restaurants on your platform as well as generate a small amount of revenues directly from companies that participate in your corporate ordering program and by selling advertising on your allmenus.com and MenuPages websites to third parties. Please tell us the aggregate amount of these revenues and what consideration you gave to disclosing these amounts.

Response: For the year ended December 31, 2014, the Company generated an aggregate of approximately [$*] or [*%] of its consolidated net revenues from its delivery services, companies participating in the corporate ordering program and by selling advertising to third parties on its allmenus.com and MenuPages websites. Each of these sources generated less than 10% of the Company’s consolidated net revenues individually and in the aggregate. The Company considered the guidance in Rule 5-03(b) of Regulation S-X and ASC 280, “Segment Reporting,” and combined these sources of revenues in the Company’s consolidated net revenues. The Company has and will continue to monitor the magnitude of each source of revenue from a quantitative and qualitative perspective and to document the management’s conclusions in determining whether to combine or separately disclose these revenues.

2.	Comment: We note that for most orders, diners use a credit card to pay you for their meal when the order is placed and a portion of accounts receivable represents cash due from your payment processor for cleared transactions. With a view toward disclosure; (1) tell us about your history of write-offs and the circumstances surrounding such write-offs, (2) explain if you can recover from the restaurants when write-offs occur, and (3) describe the payment terms with your payment processors, including fee percentages charged (sometimes referred to as the discount rate) and length of time before cash settlement with the processor occurs.

Response: The Company incurs expenses for fraudulent orders, when a diner’s card is authorized but fails to process, as well as for other unpaid credit card receivables, or “chargebacks,” which are recognized within general and administrative expenses. These write-offs are generally not recovered from the restaurants. The Company reserves an allowance for doubtful accounts against its outstanding credit card receivables based on its history of chargebacks as a percentage of revenues. The Company reserved $0.4 million (included within the $0.7 million allowance for doubtful accounts disclosed in the 2014 Form 10-K) for estimated chargebacks on the outstanding credit card receivables as of December 31, 2014. During the year ended December 31, 2014, aggregate bad debt and chargeback expenses were approximately [$*] or [*%] of consolidated net revenues.

* Certain information on this page has been omitted and filed separately with the Division of Corporation Finance of the Commission. Confidential treatment has been requested with respect to the omitted portions under Rule 83.

The Company charges restaurants a processing fee when diners use a credit card to pay for their orders through its platform, which is recognized in net revenues. The Company incurs payment processing fees for prepaid credit card orders (as well as orders prepaid via PayPal) placed on its platform, which are recognized within operations and support expense in the consolidated financial statements. The Company’s payment processing providers charge a percentage fee for each transaction. The percentage charged varies depending on the type of credit card used by the diner. During the year ended December 31, 2014, these fees ranged from [*%] to [*%] of the Company’s average order. Outstanding credit card receivables are generally settled with the payment processors within two to three business days.

In response to the Staff’s comment, the Company intends to enhance certain qualitative disclosures regarding accounts receivable write-offs and payment processing in its Annual Report on Form 10-K for the year ending December 31, 2015 (the “2015 Form 10-K”). However, management has considered disclosure of the fee arrangements with its payment processors and does not consider such information to be material to investors.

3.	Comment: We note that you generally accumulate funds and remit the net proceeds to the restaurants on “at least a monthly basis”. With a view toward disclosure, explain to us more precisely what is meant by “at least a monthly basis”. Also, clarify for us what your contracts state in regards to when net proceeds are to be remitted to the restaurants, what the penalties are if you do not comply with the agreed upon holding period prior to remittance, and what your history is of such breaches.

Response: Per the Company’s general contract terms with restaurants, the Company transmits payments to the restaurants via check or ACH at least once a month. Restaurants have different contractual arrangements with the Company regarding payment frequency: they may be paid bi-weekly, weekly, monthly or in some cases more frequently when requested by the restaurant. The Company intends to enhance its qualitative disclosures regarding the frequency of payments to restaurants in its 2015 Form 10-K.

For the year ended December 31, 2014, the Company’s days payable outstanding for its restaurant liability was approximately 22 days as calculated from the 2014 Form 10-K financial statements (restaurant food liability divided by Gross Food Sales^ less net revenues over 365 days). The Company’s contract terms with restaurants do not include any penalties if payments are not remitted within the agreed upon period. The Company has not had any significant issues or delays in the timing of its payments to restaurants.

4.	Comment: With a view toward disclosure, tell us what you do with the accumulated funds prior to remittance to the restaurants and whether you are entitled to investment earnings on those funds.

* Certain information on this page has been omitted and filed separately with the Division of Corporation Finance of the Commission. Confidential treatment has been requested with respect to the omitted portions under Rule 83.

^ As defined in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the 2014 Form 10-K

Response: The Company generally holds accumulated funds prior to remittance to the restaurants in a non-interest bearing operating bank account that is used to fund daily operations, including the liability to restaurants. As noted above, the Company’s days payable outstanding for its restaurant food liability was approximately 22 days for the year ended December 31, 2014. However, the Company is not restricted from earning investment income on these funds under its restaurant contract terms.

Item 8: Financial Statements and Supplementary Data

Statements of Cash Flows, page 49

5.	Comment: We note that you disclose the change in Restaurant Food Liability as net cash provided by operating activities on your Statements of Cash Flows. Please explain your rationale under GAAP for such classification within operating activities.

Response: The proceeds from orders placed on the Company’s platform net of commissions, cash orders and processing fees due to restaurants are classified as Restaurant Food Liability on the Company’s consolidated balance sheets. The Company considered the guidance in ASC 230, “Statement of Cash Flows,” in determining the presentation of the change in the Restaurant Food Liability. Because the Company considers the restaurants on its platform to be suppliers of goods and services to the diners on our platform we classify changes in the amounts payable to the restaurants as an operating activity.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Marketable Securities, page 52

6.	Comment: We note that you disclose that the amortized cost of debt securities is adjusted for the amortization of premiums and accretion of discounts to maturity, which is recognized as interest income within general and administrative expense in the consolidated statements of operations. Please tell us the amount of interest earned from such investments and the basis under GAAP for netting these amounts in general and administrative expense.

Response: The Company invested a portion of the proceeds from its initial public offering and follow-on offering as well as retained earnings into commercial paper and corporate debt securities with maturities of less than one year. For the year ended of December 31, 2014, the Company recognized [$*] of premium amortization expense, or [*%] of general and administrative expenses, and [$*] of interest income, or [*%] of general and administrative expenses, related to these investments

The Company considered the guidance in Rule 5-03(b) of Regulation S-X in concluding that these amounts are immaterial to the financial statements and, therefore, the Company combined these amounts in general and administrative expenses in the consolidated statements of operations.

Item 15. Exhibits, Financial Statement Schedules, page 75

7.	Comment: We note that you have an effective registration statement on Form S-8 (no. 333-197510) that incorporates by reference from your annual report. You have not, however, included a written consent from your independent auditors as an exhibit to your annual report. Please file the written consent as an exhibit to an amended Form 10-K. See Item 601(b)(23)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company will promptly file an amendment to the 2014 Form 10-K to include a written consent from the Company’s independent auditors as an exhibit.

* * * * *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ross M. Leff at Kirkland & Ellis LLP at (212) 446-4947 with any questions or further comments.

Sincerely,

GRUBHUB INC.

/s/ Adam DeWitt
Chief Financial Officer

cc:	Amanda Kim, Staff Accountant
Matthew Crispino, Staff Attorney
Margo Drucker, Senior Vice President,
General Counsel and Secretary
Ross M. Leff, Esq., Kirkland & Ellis LLP

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